SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 3, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

Enclosures:

1.	Nokia press release dated February 6, 2008: Nokia astonished by intention of NRW to attempt to recall subsidies from 1999
2.	Nokia press release dated February 11, 2008: Untethering the Internet: Nokia unveils new converged devices and Internet services that encourage collaboration, creativity and sharing
3.	Nokia press release dated February 12, 2008: Nokia and Google to 0ffer Google Search to Nokia customers worldwide
4.	Nokia press release dated February 12, 2008: Orange and Nokia sign MOU on value added mobile services
5.	Nokia press release dated February 13, 2008: Exercises with stock options of Nokia Corporation
6.	Nokia Siemens Networks press release dated February 6, 2008: Nokia Siemens Networks awards Siemens IT Solutions and Services major global IT contract
7.	Nokia Siemens Networks press release dated February 7, 2008: MegaFon strengthens collaboration with Nokia Siemens Networks to offer a rich mobile Internet experience to its subscribers
8.	Nokia Siemens Networks press release dated February 11, 2008: Nokia Siemens Networks completes acquisition of subscriber-centric network specialist Apertio

PRESS RELEASE

February 6, 2008

Nokia astonished by intention of NRW to attempt to recall subsidies from 1999

Espoo, Finland - Nokia has received information from the North Rhine-Westphalia (NRW) Bank that it and the NRW government plan to attempt to recall subsidies given to the company back in 1999.

Nokia is astonished by this. Based on the facts available to the company and Deutsche Bank, its adviser throughout the entire period, both parties strongly feel that such an attempt is without merit.

Nokia underlines the fact that it submitted documents to NRW Bank during the period in question. These submissions were delivered by Deutsche Bank on behalf of Nokia, and they fully and openly disclosed all relevant facts, including information on types and number of jobs created as well as on how the subsidies were used. No concerns were raised about the submitted documents and their content, either by NRW Bank or the NRW government. Nokia therefore has all the reasons to assume that all parties had a similar understanding about the terms and conditions of the agreement, and that Nokia had fulfilled all the terms.

During the past days Nokia has delivered additional information about the subsidies to NRW Bank as requested. It also informed the bank that it is willing to deliver additional data if needed, and is prepared to discuss the case. Nokia requested to see the NRW Bank records related to the matter, but was rebuffed. Therefore, it is unclear how the bank and government arrived at their position.

Nokia not only fulfilled the conditions of the agreement, it exceeded them. Since 1999 Nokia has invested more than 350 million euros in the Bochum site, well above the amount stipulated in the agreement. Since 1999, Nokia received subsidies via NRW Bank totaling 41.3 million euros. Thus, Nokia’s investments in the factory clearly exceeded the sum it received from the state.

In the course of these investments, a substantial number of jobs were created in Bochum. Nokia decided in 1994 to expand the factory, which employed some 500 people at the time, and since 2001 an annual average of some 3,200 Nokia and third-party employees have been employed at the facility. According to the conditions of the state aid granted to Nokia for the expansion of the Bochum plant in 1998/1999, Nokia was obliged to provide 2,860 jobs. Thus, Nokia has over-fulfilled those job creation requirements.

Additionally, Nokia states that the annual increase in personnel-related taxes and social payments paid by Nokia exceeded the total amount of subsidies received during the 1990s. The increase in average annually paid local taxes to the city of Bochum as well as state and federal taxes was also close to the total amount of subsidies received during the whole period.

Nokia strongly believes it has acted correctly. It reiterates its willingness to discuss and provide additional data to the NRW Bank and government. The facts currently available do not support the planned attempt of the NRW Bank and local government to try to recall the subsidies.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

February 11, 2008

Untethering the Internet: Nokia unveils new converged devices and Internet services that encourage collaboration, creativity and sharing

New maps and personal media sharing communities pave the way for context aware Internet services

Mobile World Congress 2008, Barcelona, Spain/Espoo, Finland - Nokia President and CEO Olli-Pekka Kallasvuo reinforced the company’s vision of combining the benefits and opportunities of the Internet by unveiling a new line up of converged devices and services that promote collaboration and sharing. The Nokia N96, Nokia N78, Nokia 6220 classic and Nokia 6210 Navigator all exhibit different location based and multimedia experiences from pedestrian navigation to geotagging and movie viewing to video and photo sharing. Nokia sees that location based services, such as mapping and navigation are to be a fundamental platform in mobile devices going forward. The company also revealed the next step towards its Ovi Internet service environment by introducing ‘Share on Ovi’, a personal media sharing community that makes it easy to upload, manage and share personal media.

“As we continue to free the Internet from the limitations of the desktop, we are taking mobility into a completely new realm of possibility,” said Olli-Pekka Kallasvuo, Chief Executive Officer of Nokia. “We are, in fact, redefining the Internet itself as we’re making it context aware and more personal. With context, the Internet becomes a medium of very immediate and personal experiences.”

Maps 2.0 - taking navigation out of the car, into the street

Nokia Maps is taking its mapping and navigation experiences to the next level by enhancing its pedestrian navigation, adding multimedia city guides, offering satellite images, and sporting a redesigned user interface. Nokia Maps 2.0 adds ‘Walk’, a pedestrian focused navigation component to the application, while still offering ‘Drive’, a world class car navigation system.

Share on Ovi – Personal media sharing community

To build upon the previously announced Ovi Internet services environment, Nokia announces Share on Ovi, a new free personal media sharing community that makes it easy to upload, manage and share personal media through a mobile, desktop or other connected device.  Share on Ovi offers a community where consumers can socialize, interact and collaborate and is designed for more than 100 different media types with unlimited storage and unlimited monthly uploads. To sign up for an account, consumers should visit http://share.ovi.com.

Nokia also introduced four new devices at the show

Nokia N96 is a multimedia computer truly optimized for video and TV. With a large 2.8” screen, 16 gigabytes of internal memory and support for high-quality videos in a wide range of formats, the dual-slide Nokia N96 represents an exciting new chapter in mobile media. The Nokia N96 multimedia computer is expected to begin shipping in Q3.

Nokia N78 is a multimedia computer that combines music, navigation and photography with the benefits of mobility. The Nokia N78 is designed to take advantage of the new suite of Nokia services, including the Nokia Music Store, Nokia Maps, and Share on Ovi. The Nokia N78 is expected to start shipping during the second quarter of 2008.

Nokia 6220 classic is a full-featured device that combines a 5 megapixel camera with A-GPS functionality to give new meaning to the phrase “to share”. High quality images and videos can be snapped, tagged, edited and shared online, phone-to-phone or even viewed on a television. The Nokia 6220 classic is expected to start shipping in the 3rd quarter of 2008 in select markets.

Nokia 6210 Navigator is the company’s first GPS-enabled mobile device with an integrated compass for pedestrian guidance. The Nokia 6210 Navigator comes with Nokia Maps 2.0, also announced today, and includes full voice and visual turn by turn guidance at no extra cost. The Nokia 6210 Navigator is estimated to start shipping on the third quarter of 2008 in select markets.

For more information and full press releases on each product and service, please visit www.nokia.com/press

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

Mobile World Congress 2008 related electronic press kit including Nokia press releases, product photos, product specifications and event photos is available at:

www.nokia.com/press and http://mwc.nokia.com/press.htm

PRESS RELEASE

February 12, 2008

Nokia and Google to offer Google Search to Nokia customers worldwide

Industry leaders collaborate to provide mobile users fast and easy access to relevant information

Mobile World Congress 2008, Barcelona, Spain/Espoo, Finland - Nokia and Google today announced that Google’s popular search engine will be integrated with the Nokia Search application.  The integration will begin in select markets with the Nokia N96, Nokia N78, Nokia 6210 Navigator and Nokia 6220 classic. Google search will be extended to additional Nokia handset models in the future. Ultimately, Nokia will make Google search available to its customers in over 100 countries around the world, serving mobile owners speaking more than 40 languages.

Nokia Search, now with Google, offers fast and easy access to web information from the handset.  In addition, Nokia Search also makes it possible for users to search content on their device and use local search engines for a complete search experience.  Nokia Search is available on many devices and provides direct access with one click from the active standby screen, saving users time and steps in their searching.  Once users have found the information they are seeking, Nokia Search enables users to act on that information by engaging device assets such as maps, messaging or the browser with just one click.

“Providing choices for our consumers is an important driver in Nokia’s Internet service strategy,” said Ilkka Raiskinen, vice-president, software and services at Nokia. “This integration allows our consumers the ability to use the innovative search technologies, which have made Google almost synonymous with Internet search.

“Adding Google to Nokia Search provides mobile users with fast, relevant and comprehensive search experience that will be familiar to the people who use Google to search the web from their desktop,” said Google’s VP of Engineering and Products for Mobile Vic Gundotra. “Google search combined with the high quality applications on Nokia devices help make information available to Nokia device users wherever they are and provide an excellent overall experience.”

The collaboration announced today builds on previous cooperation between Nokia and Google. Google search has previously been available on Nokia Internet tablets, and last year the Nokia N95 8GB became the first mobile device to fully support YouTube, the video-sharing platform owned by Google.

Nokia Search is available on more than 40 Nokia devices in over 40 languages and in more than 100 countries. For the latest list of compatible Nokia devices, please visit www.mobilesearch.nokia.com.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks. www.nokia.com

About Google Inc.

Google’s innovative search technologies connect millions of people around the world with information every day. Founded in 1998 by Stanford Ph.D. students Larry Page and Sergey Brin, Google today is a top web property in all major global markets. Google’s targeted advertising program provides businesses of all sizes with measurable results, while enhancing the overall web experience for users. Google is headquartered in Silicon Valley with offices throughout the Americas, Europe and Asia. For more information, visit www.google.com.

Google is a registered trademark of Google Inc. All other company and product names may be trademarks of the respective companies with which they are associated.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

press.services@nokia.com

www.nokia.com

Google

Erin Fors

+1 415 939 0582

efors@google.com

Mobile World Congress 2008 related electronic press kit including Nokia press releases, product photos, product specifications and event photos is available at:

www.nokia.com/press and http://mwc.nokia.com/press.htm

PRESS RELEASE

February 12, 2008

Orange and Nokia sign MOU on value added mobile services

Cooperation in the areas of location based services, mobile advertising and gaming

Mobile World Congress 2008, Barcelona, Spain/Espoo, Finland - Orange and Nokia have signed a memorandum of understanding in order to partner on value added services such as location based services, maps, mobile advertising and gaming. There is a strong intent to follow with a strategic partnership by mid 2008.

By combining Orange’s marketing, customer and service expertise and Nokia’s strength in device development and integration, the two companies will extend the way customers use and enjoy their mobile handsets. Nokia will continue to support Orange’s Signature device strategy including common applications.

The partnership will be underpinned by co-marketing and sales activities, building on and increasing the collaboration that already exists between the two.

Orange’s Signature Series portfolio includes a wide range of Nokia handsets. Within the Signature approach, Orange selects and tests the best applications, defines suitable tariffs, a user friendly interface plus integrated billing and customer support. As a converged operator, Orange’s strategy is to become a leader in advertising solutions for mobile, Internet and IPTV. Orange is committed to becoming a leader in mobile advertising across its footprint.

Commenting on the partnership, Olaf Swantee, EVP of Orange’s global mobile operations said “We are delighted to be extending our successful relationship with Nokia to drive the uptake of services.  We have a strong and enduring partnership with Nokia.  With this agreement we intend to bring the power of mobile internet to our customers with a user friendly experience and applications that make a difference to their lives”.

“We’re excited to work closer with Orange to bring new devices and mobile services to the market” said Kai Öistämö, EVP of Nokia Devices “as a next important step in our strong and long strategic relationship started in the early 90’s.”

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. France Telecom serves more than 170 million customers in five continents as of December 31, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007. As of December 31, 2007, the Group had 109.6 million mobile customers and 11.6 million broadband internet (ADSL) customers.

Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the banner for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies. France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Orange:

Carolyn Owen

Tel.  + 44 7891 641 008

Bertrand Deronchaine

Tel. +33 674 094 685

www.nokia.com

STOCK EXCHANGE RELEASE

February 13, 2008

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 1 297 376 shares of Nokia Corporation (“Nokia”) were subscribed for between 2.1.2008 – 11.2.2008 based on Nokia’s 2003 and 2005 employee stock option plans. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares will be recorded in the Trade Register on or about May 14, 2008. The new shares carry full shareholder rights as from the registration date. The shares are admitted to public trading on the Helsinki Exchanges as of the registration date together with the old Nokia share class (NOK1V).

Media Enquiries:

Nokia

Communications

Tel- +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Press Release

Munich, Germany / Espoo Finland - 6 February, 2008

Nokia Siemens Networks awards Siemens IT Solutions and Services major global IT contract

Nokia Siemens Networks and Siemens IT Solutions and Services signed a global service agreement set to run for four years plus an option for another two years. With this contract Siemens IT Solutions and Services becomes the leading vendor for IT infrastructure services for Nokia Siemens Networks.

Siemens IT Solutions and Services will be responsible for operating a major part of the IT Infrastructure for Nokia Siemens Networks. This includes user care, non SAP data centers, PC-client back office functions and local area networks globally. The transition and transformation of the IT will be accomplished within the next 15 months.

“This agreement is a major step in the integration of the IT infrastructure and related processes of Nokia Siemens Networks,” said Manfred Immitzer, Chief Information Officer at Nokia Siemens Networks. “Siemens IT Solutions and Services will provide the IT infrastructure backbone that is essential to the implementation of the company’s new mode of operations.”

“The deal adds a large amount of new business to us as it includes all of Nokia Siemens Networks, not just most parts of the former Siemens infrastructure”, stated Christoph Kollatz, CEO of Siemens IT Solutions and Services. “With this agreement, Nokia Siemens Networks will become one of our largest customers worldwide.”

Siemens IT Solutions and Services is an internationally leading provider of IT solutions and services. It covers the entire IT service chain from a single source, from consulting to system integration, right through to the management of IT infrastructures. In addition, Siemens IT Solutions and Services extends the range of offerings of the other Siemens Groups to include software developments and IT solutions. With its comprehensive know-how and industry-specific knowledge, Siemens IT Solutions and Services provides measurable added value for its customers. Founded in January 2007, the new Siemens Group employs around 43,000 people and posts annual sales of about 5.4 billion euros, of which some 70 percent are generated outside of the Siemens group. www.siemens.com/it-solutions

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

Media Enquiries

Nokia Siemens Networks

Media Relations

Riitta Mård

Phone: +358 50 514 9718 and +358 (0) 7180 31451

e-mail: mediarelations@nsn.com

Siemens IT Solutions and Services

Media Relations

Joern Roggenbuck

Tel.: +49-89 636-43734; Fax: -42162

E-Mail: joern.roggenbuck@siemens.com

Press Release

Espoo, Finland / Moscow, Russia – February 7, 2008

MegaFon strengthens collaboration with Nokia Siemens Networks to offer a rich mobile Internet experience to its subscribers

MegaFon extends its cooperation with Nokia Siemens Networks for the supply of 2G GSM/EDGE infrastructure and network and service management solution. Under the agreement worth 320 million Euros signed between the two companies, Nokia Siemens Networks will also supply its cutting edge WCDMA/HSPA technology and related 3G Core network upgrades to the regions of Russia.

The agreement covers future network extensions and supplies, including GSM/GPRS/EDGE, as well as WCDMA/HSPA solutions from Nokia Siemens Networks. This is a three-year frame agreement until the end of 2010.

The state-of-art next generation mobile network supplied by Nokia Siemens Networks to be constructed in the selected regions will offer subscribers a rich internet experience that will support speeds up to 7.2 Mbit/s with the possibility of further increase up to 14 Mbit/s. This will become a platform for MegaFon portfolio of next generation data services.

Nokia Siemens Networks will also deliver related Services, including network implementation and integration services, project management, competence development training for MegaFon’s staff, and technical support services.

“As the leading GSM mobile operator in Russia, MegaFon is determined to invest in advanced infrastructure. This extension shows our commitment to offer superior services to our customers. Nokia Siemens Networks is a partner that understands our vision and has technological expertise and deep experience to help to achieve our goal”, says Alexei Nichiporenko, First Deputy of MegaFon’s CEO.

“We have been working closely with MegaFon for over a decade and are very pleased with the extension of our cooperation. We are looking forward to supporting MegaFon to enhance the coverage and quality of its advanced service offering and thus strengthen its leadership in the Russian telecom landscape,” says Kristina Tikhonova, Head of CBT MegaFon, Nokia Siemens Networks.

About MegaFon

OJSC «MegaFon» is the first all-Russian mobile operator in GSM 900/1800 standard. The company was founded in May 2002 as a result of renaming and reorganization of Open Joint Stock Company «North-West GSM» and integration under one brand with CJSC «Sonic Duo» (Moscow), CJSC «Mobicom-Kavkaz», CJSC «Mobicom-Centre», CJSC «Mobicom-Novosibirsk», CJSC «Mobicom-Khabarovsk», CJSC «Mobicom-Kirov», OJSC «MSS-Povolzhie», CJSC «Volzhsky GSM» and CJSC «Uralsky GSM». MegaFon shareholders are: «Telecominvest» , OJSC «CT-Mobile», Sonera (Finland) and Telia (Sweden). License area of OJSC «MegaFon» , as well as that of 100% of its subsidiaries, covers the entire territory if the Russian Federation with population over 145 mln. The quantity of subscibers of the Company on results of January, 2008 exceeds 36 million people.

www.megafon.ru

www.megafonPRO.ru

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Olga Galashevskaya

Communications, Russia

Phone : +7 495 737-13-94

E-mail: olga.galashevskaya@nsn.com

OJSC «MegaFon»

Andrei Klimov

PR Director

Phone: +7 495 980-19-70

E-mail: AKlimov@megafon.ru

Press Release

Espoo, Finland / Bristol, England – February 11, 2008

Nokia Siemens Networks completes acquisition of subscriber-centric network specialist Apertio

Nokia Siemens Networks today announced the completion of its acquisition for around €140 million of Apertio Ltd., the leading provider of open real-time subscriber data platforms and applications built specifically for mobile, fixed, and converged telecommunications operators.

Apertio provides a strategic platform in the next-generation architecture for Nokia Siemens Networks’ portfolio, strengthening its ability to help customers simplify their networks and manage their key asset – subscriber data. Nokia Siemens Networks can now build on its strong position in the converged core, adding Apertio’s market-leading products and services to strengthen its position in subscriber-centric networks.

“In the face of industry consolidation and the proliferation of end-user devices, the delivery of seamless and highly targeted services requires a unified approach to subscriber data,” said Jürgen Walter, head of Nokia Siemens Networks’ Converged Core business unit. “Apertio stands head and shoulders above the competition in the provision of open, real-time subscriber data platforms and this deal enables us to provide unique value to our customers in this growing area.”

The acquisition builds on a pre-existing partnership: Nokia Siemens Networks had already integrated its Home Location Register and Home Subscriber Server products with Apertio’s open platform to deliver a powerful subscriber management solution that is in deployment with leading operators. Apertio will now form a new business line, headed by Apertio CEO, Paul Magelli, within Nokia Siemens Networks’ Converged Core business unit.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland. www.nokiasiemensnetworks.com

About Apertio

Apertio is the leading independent provider of subscriber-centric networks for mobile, fixed and converged telecommunications operators. Its software application suite, Apertio One, delivers a single, open, subscriber-centric architecture for current and new generation networks. The suite includes Apertio One-NDS (Network Directory Server), Apertio One-HLR(Home Location Register), Apertio One-HSS (Home Subscriber Server), One-AAA(Authentication, Authorization and Accounting) and One-BSF (Boot Strapping Function).The Apertio One architecture eliminates complexity and cost. It dramatically simplifies the network and places the subscriber at its heart to deliver increased revenue through rapid service deployment, and lays the foundation for convergence and service innovation. Apertio’s customers number among the world’s largest and fastest growing telecommunications operators including Orange, T-Mobile, O2, Vodafone and AIS. The company is privately held, and headquartered in Bristol, UK, with 237 employees in offices in Berlin, Chicago, Bangkok, Beijing and Kuala Lumpur.

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

Turnover in 2007 is expected to be approximately €28m. For more information visit: www.apertio.com.

Media Enquiries

Nokia Siemens Networks
Stefan Müller
Communications, West South Europe Region
+49 175 2654662
E-mail: stefan.mueller@nsn.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel